Exhibit 99-1
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[GRAPHIC OMITTED]           KOOR INDUSTRIES ANNOUNCES NOMINATION OF MR. AVRAHAM
Koor Industries Ltd.                         ASHERI AS DIRECTOR


Tel Aviv, Israel - January 18 2007 - Koor Industries Ltd. (NYSE: KOR) ("Koor") a leading Israeli holding company announced today that Mr. Avraham Asheri has been appointed Director of the Board of Directors of Koor by the Company's Board. Amongst his other roles, Mr. Asheri served as the CEO of Israel Discount Bank. Today, Mr. Asheri serves as a business consultant.

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).


COMPANY CONTACT                               IR CONTACTS
Avital Lev, CPA, Investor Relations           Ehud Helft/Kenny Green
Koor Industries Ltd.                          GK Investor Relations
Tel: 972 3 607-5111                           Tel: 1 866 704-6710
Fax: 972 3 607-5110                           Fax: 972 3 607-4711
avital.lev@koor.com                           ehud@gk-biz.com; kenny@gk-biz.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.